

FACT SHEET

VISPIRI Inc D/B/A Cleveland Whiskey

Distilled Spirits Producer Federal ID: DSP-OH-20001

www.clevelandwhiskey.com

Headquarters: Cleveland, OH

Year Established: 2009

Employees: 16

Mission

Purposeful innovation with aggressive implementation. We think it, we make it, we bring it to market. No limits, no excuses. That means making good whiskey and doing the right thing. Every day.

Vision

To be industry leaders and trendsetters. To be the most compelling and interesting spirits company in the world. To be an active contributor and positive force in both the economic and social health of our local community.

Story

In the summer of 2013, INC Magazine wrote a feature story about a new company called Cleveland Whiskey. It was an innovation focused; advanced technology manufacturing company that was about to disrupt an industry steeped in tradition. An industry dominated by billion-dollar conglomerates and companies that have not changed their methods in generations. Whiskey "traditionalists" had already called us heretics. Today we have distribution in 16 States, we reached profitability in 2019 which has continued into 2020 (despite Covid-19 challenges). We are currently in the early phases of a major production expansion, new facility, and accelerated revenue growth.

Core Values

We are "innovators". We are curious about the world we live in. We are passionate about our work and producing quality products. We are "makers" and doers. We believe in being a positive influence and productive force in our community.

Products

Ten whiskey variations (two new products launched in 2020) along with short run distillery only specialties and custom barrel products. Awarded eighty-two medals and awards at competitions around the world, including thirty-four Gold, Double Gold and "Best-Of" awards. Named Whiskey distillery Innovator of the Year" at the 2016 Berlin International Spirits Competition, "Bourbon Whiskey Distillery of the Year" at the 2017 Asia International Spirits Competition. We won Gold at the 2019 New York International Spirits Competition and both Platinum and a Consumer's Choice award at the SIP International Spirits Competition in the same year. In 2020 we've added eight additional awards including four new Gold Medals.

The Numbers[1]

Financial Projections ($)	2019	2020	2021	2022	2023
Revenue	2,005,312	2,403,343	3,267,840	11,782,692	28,407,270
Cost of Revenue	884,846	911,092	1,050,369	4,307,814	10,379,793
Gross Profit	1,120,467	1,492,251	2,217,472	7,474,879	18,027,477
Total Operating Expenses	1,316,901	1,342,486	1,642,225	2,891,104	4,815,685
Interest and Other	(215,504)	89,399	222,900	325,449	319,080
Pre-Tax Income (loss)	19,069	60,366	352,347	4,258,326	12,892,712
Adjusted EBITDA	(46,510)	310,985	961,467	5,219,995	13,911,635

[1] *Note: Actual financials may differ from the projections depending upon execution of the business plan, including but not limited to the amount of funds raised, deployed, and allocated (capital expenditures or deductible expenditures) and the application of GAAP. Federal Excise Taxes for all years based on 2020 tax rate. Any changes to this rate may have a material impact. Amounts exclude non-cash stock-based compensation expense. Other (net) in 2019 includes non-cash impact of favorable long-term liabilities settlement, offset slightly by asset impairment charges and inventory write-down. Other (net) in 2020 includes impact of Paycheck Protection Program forgivable loan, offset by certain costs related to PPE production. Financial projections have been revised to reflect economic uncertainty associated with the Covid-19 Pandemic and reflect what is expected to be a continuing moderating effect on growth and profitability.*

Major Milestones

- Shipped first bottles; March 2013
- President Obama tours Distillery
- Launched Cleveland Underground Line; May 2015
- Online Equity Raise; 2016, 2018
- EBIDTA positive; EOY 2019
- Cleveland Clinic Partnership; Covid-19 2020

- Building under Agreement; July 2020
  - NEXT Construction Underway

Key Performance Indicators

Depletion (bottles sold at retail, by market)

Gross Margin

Database and Social Footprint Growth

Customer Segments

"CLEVELAND" identity/attitude which resonates strongly with "local loyalists" and increasing well in geographically diverse markets. Cross gender, male and female, skews 25 to 45 in on-premise, slightly older at retail. Social drinker without established brand loyalty, interest in innovation and technology, looking for new and different flavor experience. Single and/or dual income professionals.

Leadership Team

Tom Lix, Founder and Chief Executive Officer
https://www.linkedin.com/in/tomlix/

Reese Edwards, Chief Financial Officer
https://www.linkedin.com/in/reese-edwards-98100ba2/

Don Coffey, Chief Science Officer
https://www.linkedin.com/in/doncoffey/

Rebecca Harmon, Marketing Director
https://www.linkedin.com/in/rebeccaharmon/

Brandon Conley, Distillery Manager
https://www.linkedin.com/in/brandon-conley-a56592168/

Andrew Lix, National Sales Manager
https://www.linkedin.com/in/andrewlix/

For additional information, contact:

 Tom Lix, Founder and CEO
tlix@clevelandwhiskey.com

Reese Edwards, CFO
redwards@clevelandwhiskey.com